Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	TUESDAY, AUGUST 13 2013

Performance Statistics

On-Time Experience

American	Mon	MTD	Target
D-0	57.1	54.5	57.5
A+14 DOT	80.0	77.9	74.7

Eagle
D-0	55.8	53.8	71.0
A+14 DOT	66.9	67.1	80.6

Every Bag Counts

American	Mon	MTD*	DOT Standard
	2.71	2.78	2.85

* DOT claims per 1,000 customers

Announcements

» American and US Airways to Vigorously Defend Merger Against DOJ

Today the Antitrust Division of the Department of Justice (DOJ) filed suit to block our pending merger with US Airways. Our pending merger was subject to a number of approvals including US Airways’ shareholders, AMR creditors, the Bankruptcy Court, and the United States and European Union regulatory authorities. The US Airways and AMR financial stakeholders voted overwhelmingly in support of the merger and the EU approved the merger last week. Since the DOJ has formed a contrary view of the benefits of our pending merger with US Airways, the matter will now be settled by the courts. We will present our case to a Judge who will make a determination on whether or not we can move forward with our pending merger. Both American and US Airways plan to vigorously defend our position as we have maintained that the merger is complementary, that it provides significant customer benefits and that it enhances competition in the airline industry. In the meantime, we will continue to operate as independent companies and competitors. Read more on new Jetnet.

» AMR Reports Record Passenger Unit Revenue in July

AMR reported that July’s consolidated passenger revenue per available seat mile (PRASM) increased an estimated 4.0 percent versus last year, to an all-time record high for any month of 14.61 cents/ASM. Consolidated capacity and traffic were 2.6 percent and 2.5 percent higher year-over-year, respectively, resulting in a consolidated load factor of 86.9 percent, 0.1 points lower versus the same period last year. Domestic traffic was 0.3 percent higher year-over-year on 0.2 percent less capacity, resulting in a domestic load factor of 88.7 percent, 0.5 points higher compared to the same period last year. International load factor of 86.4 percent was 0.7 points lower year-over-year, as traffic increased 5.4 percent on 6.2 percent more capacity. On a consolidated basis, the company boarded 10 million passengers in July. Read more in the news release in American’s Newsroom.

» Flexible Learning and Saving with Capella University and Sophia

Investing in your future? Thanks to Capella University’s partnership with Sophia Pathways for College Credit, you can save up to $10,000 on a bachelor’s degree. Sophia offers online, self-paced courses to quickly earn college credit through its prior learning assessment process. Moreover, until Nov. 4, 2013, new students can qualify for a $1,500 tuition grant. As an American Airlines learning partner, Capella offers you more ways to achieve career success. Learn more at capella.edu/aa, where you’ll also find free webinars that can help you succeed at work and at home.

American 2013 Epsilon Award Winners Announced

We are proud to announce the American Airlines winners of the 2013 Epsilon Award named annually by the National Black Data Processing Associates. The award recognizes and celebrates key contributions and accomplishments of its members in the areas of career achievement, professional achievement, outstanding technical contribution, most promising technologies and community service. The winners include David Hopkins, Managing Director Maintenance and Engineering Technology for Career Achievement; Karamu Ford, Managing Director Network Applications and Architecture for Career Achievement; Patrice Yapo, Principal Operations Research for Outstanding Technical Contribution; Victoria Cotton, Senior Business Technology Analyst for Outstanding Technical Contribution; Decarlas Smith, Architect for Most Promising Technologist; and Cedric Jamison, Infrastructure Engineer for Community Service. Congratulations to all.

AMR in the News

From The Dallas Morning News

American to Launch its New Airbus A321 Aircraft Jan. 7

American said Friday that customers can begin booking flights Aug. 11 on its new Airbus A321 airplanes for trips that begin flying Jan. 7 on the New York JFK-Los Angeles route. These A321s, the first in American’s fleet, will have lie-flat seats in First Class and Business Class, which is rapidly becoming the must-have amenity for airlines flying from coast-to-coast. American will offer three classes of service, while other airlines have two classes of service. American added that its service between JFK and San Francisco on the new A321s “will begin later in 2014.” On the JFK-LAX route, American said it will start out with two round trips a day on Jan. 7, adding three on Jan. 15 and one by Jan. 31 to bring the total to six daily.

Industry News

From Routesonline

United Plans Transpacific Growth

United has indicated its intention to grow its transpacific networks with the addition of new services. Senior vice president financial planning and analysis, John Gebo, stated his carrier’s commitment to the transpacific, particularly with its San Francisco and Los Angeles hubs. “The transpacific is tremendously important to United. It is critical to our network. We have very strong transpacific gateways at San Francisco and Los Angeles, which allow direct connections. We will continue to grow our services over time and China will be a big part of that. Clearly it is an enormous market and one with lots of opportunity going forward.” United also said it has no current plans to launch a low-cost carrier. The airline has previous experience in the low-cost market with Ted. The airline-within-an-airline was effectively just a brand that targeted low-cost travelers, and it operated for just less than five years between February 2004 and January 2009 when its operations were reintegrated with United.

From ATWOnline

Ryanair to Complete Boeing 737 MAX Evaluations by Year-End

Ryanair expects to complete its internal evaluation of the Boeing 737 MAX and initiate negotiations with Boeing by the end of 2013. In June, Ryanair ordered 175 Boeing 737-800s – to be delivered between September 2014 and December 2018 – which the carrier said will represent 40 percent of all European capacity growth over the period. The budget carrier has no new aircraft deliveries scheduled. With the 175-aircraft order, Ryanair has raised its passenger growth targets from 100 million to 110 million by the end of its 2019 financial year, a 38 percent increase. Its fleet forecast for the end of the period has also been stepped up from 375 to 410 aircraft.

Crude Oil and Jet Fuel

Closing Fuel Prices for Monday, Aug. 12

Crude oil was $106.11 a barrel, up $0.14 from the previous day.

Jet fuel price was $124.92 a barrel, up $1.05.

It’s a Fact

Yesterday, American took delivery of two new Boeing 737-800 aircraft featuring the Boeing Sky Interior and Main Cabin Extra. The planes are the 22nd and 23rd of 31 expected to be delivered this year.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.